UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

X-Square Balanced Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o X-Square Capital, LLC

Popular Center

209 Munoz Rivera, Suite 1111

San Juan, Puerto Rico 00918

Telephone Number (including area code):

+1 787-282-1621

Name and address of agent for service of process:

Joshua B. Deringer, Esquire

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

	Yes	No
x

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in San Juan, Puerto Rico, as of the 11th day of January, 2019.

X-Square Balanced Fund, LLC

By:	/s/ Ignacio Canto
	Name:	Ignacio Canto
	Title:	Initial Sole Manager

Attest:	/s/ Ruben Tapia
Name:	Ruben Tapia